Exhibit 12.2
Consolidated Edison Company of New York, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Three Months Ended March 31, 2017	For the Twelve Months Ended December 31, 2016	For the Three Months Ended March 31, 2016
Earnings
Net Income	$339	$1,056	$310
Preferred Stock Dividend	—	—	—
(Income)/Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	218	603	180
Pre-Tax Income	$557	$1,659	$490
Add: Fixed Charges*	160	634	160
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$717	$2,293	$650
* Fixed Charges
Interest on Long-term Debt	$147	$575	$141
Amortization of Debt Discount, Premium and Expense	3	13	3
Interest Capitalized	—	—	—
Other Interest	4	19	5
Interest Component of Rentals	6	27	11
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$160	$634	$160
Ratio of Earnings to Fixed Charges	4.5	3.6	4.1